FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of: April 16 to May 31, 2009

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:  Form 20-F [  ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  [   ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009	“Frank Hallam”
FRANK HALLAM DIRECTOR & CFO

Exhibit List

99.1        Material Change Report dated May 27, 2009

99.2        News Release

99.3        Material Change Report dated May 29, 2009

99.4        News Release

99.5        Material Change Report dated May 29, 2009

99.6        News Release

99.7        Prospectus

99.8        Disposal Agreement

99.9        Sale of Participation Interest and Prospecting Rights Agreement

99.10      Disposal Amending Agreement

99.11      Maseve Shareholders Agreement

99.12      Sale of Participation Interest and Prospecting Rights Agreement - Amended

99.13      Sale of Prospecting Right Agreement